August 3, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Erin Jaskot, Staff Attorney

Re:	Green Plains Renewable Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-167292

Dear Mr. Ingram:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated July 9, 2010 from the staff of the Securities and Exchange Commission (the “Staff”). The Company is concurrently filing via EDGAR Amendment No. 2 to its Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the Amendment No. 1 to Form S-3 filing on July 6, 2010. For ease of reference, we reproduce below the comments and include under each comment the Company’s response.

General

Staff Comment:	1. We note your response to comment one of our letter dated June 25, 2010. We are unable to concur with your belief that the proposed transaction represents a valid secondary offering under Rule 415(a)(1)(i). Please revise the registration statement to identify the selling shareholders as underwriters.

Company Response:	The registration statement has been revised to identify the selling shareholder as an underwriter. Please note that two of the original selling shareholders have decided not to offer any of their shares in this Registration Statement.

Exhibit 5.1 - Opinion of Husch Blackwell Sanders LLP

Staff Comment:	2. We note that in response to our prior comment 7 you have substituted the phrase “Iowa Business Corporation Act” with “applicable Iowa Law.” Please understand that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please have counsel revise the opinion as appropriate.

Company Response:	The legal opinion of Husch Blackwell Sanders LLP has been revised as requested, which is in the form in which the opinion was filed in the original filing of this Registration Statement. Husch Blackwell Sanders LLP hereby confirms that the reference to the Iowa Business Corporation Act includes the statutory provisions and also all applicable provisions of the Iowa Constitution and the reported judicial cases interpreting those laws currently in effect.

Our request for acceleration will include the requested acknowledgements. If you have any questions or comments concerning the matters discussed above, please call me at (402) 315-1629.

Very truly yours,

/s/ Michelle Mapes

Michelle Mapes
EVP – General Counsel & Corporate Secretary

cc:	Jeffrey T. Haughey, Husch Blackwell Sanders LLP